Exhibit 99.1

New Gold Announces Senior Management Reorganization

TORONTO, Dec. 10, 2018 /CNW/ - New Gold Inc. ("New Gold" or the "Company") (TSX:NGD) (NYSE American:NGD) announces a reorganization of the senior leadership team.

As part of the strategy to reposition New Gold for long-term success, the Company's asset base has been reduced to two core operating assets that include the Rainy River and New Afton Mines and the Blackwater project, following the divestment of the Mesquite and Peak Mines earlier in the year. As a result, the senior management team has been reorganized to better align the corporate structure with the smaller asset base.

In connection with this restructuring, the following positions have been eliminated:

  VP, Treasurer and Technology (Martin Wallace)
  VP, Planning and Advisory (Kashif Farooq)
  VP, Projects (Peter Woodhouse)
  VP, Reporting and Tax (Rajesh Deora)
  VP, Exploration (Mark Petersen)

To strengthen the depth of technical and operational experience at the senior corporate level, the Company will be appointing a Vice President, Technical Services in the near future. Reporting directly to the Chief Executive Officer, this position will assume the responsibilities of creating organic growth, including projects and exploration, as well as providing technical and operational oversight to the organization.

"Today's announcement marks another step forward in our strategy to reposition New Gold for the future.  It was a difficult, but necessary decision to readjust the size of the corporate team to reflect our new reality," stated Renaud Adams, President and Chief Executive Officer. He continued, "On behalf of management and the Board of Directors, I want to acknowledge the significant contributions of each of these talented individuals, and we wish them all the best with their future endeavours."

About New Gold Inc.

New Gold is a Canadian-focused intermediate gold mining company. The Company has a portfolio of two core producing assets in top-rated jurisdictions, the Rainy River and New Afton Mines in Canada. The Company also operates the Cerro San Pedro Mine in Mexico (which transitioned to residual leaching in 2016). In addition, New Gold owns 100% of the Blackwater project located in Canada. New Gold's objective is to be a leading intermediate gold producer, focused on the environment and social responsibility. For further information on the Company, please visit www.newgold.com.

View original content:http://www.prnewswire.com/news-releases/new-gold-announces-senior-management-reorganization-300762342.html

SOURCE New Gold Inc.

View original content: http://www.newswire.ca/en/releases/archive/December2018/10/c1260.html

%CIK: 0000800166

For further information: Anne Day, Vice President, Investor Relations, Direct: +1 (416) 324-6003, Email: anne.day@newgold.com; Julie Taylor, Director, Corporate Communications and Investor Relations, Direct: +1 (416) 324-6015, Toll free: +1 (888) 315-9715, Email: info@newgold.com

CO: New Gold Inc.

CNW 06:30e 10-DEC-18